

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-mail
Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

>   **Re: American International Group, Inc.**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2011**
>   **Filed November 3, 2011**
>   **File No. 001-08787**

Dear Mr. Benmosche:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
SunAmerica
Investments, page 107

1.   You state that SunAmerica's annuity and universal life products have minimum guaranteed interest rates ranging from 1.0 percent to 5.5 percent. Please provide us proposed disclosure to be included in future periodic filings that quantifies the distribution of annuity and universal life account values within this range.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Robert H. Benmosche
American International Group, Inc.
December 9, 2011
Page 2

    In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant